PAN AMERICAN LITHIUM CORP.
3040 N. Campbell Avenue, Suite 110
Tucson, AZ 85719
Tel: 520-623-3090

January 24, 2011

BY EDGAR

Securities and Exchange Commission
100 F Street North East
Washington, DC 20549
U.S.A.

RE:	Pan American Lithium Corp. (the “Company”)
Amendment No. 5 to Registration Statement on Form F-1 (the “F-1”)
File No. 167277
Filed October 27, 2010

Attention: Anne Nguyen Parker, Branch Chief

Dear Anne Parker:

The Company writes in response to your letter (the “Letter”) dated January 20, 2011 to Mr. Brodkey of the Company with respect to the above-noted filing of the Company. The Company provides below its responses to your comments. The Company has also provided a blacklined copy of its changes to the F-1 showing its proposed changes. The Letter has two comments which request additional information with respect to the activities of the Company during the fiscal quarter ended August 31, 2010 and clarification on what the Company means when it states that part of its overhead expenses were used to support the development of the Company’s mineral properties.

Work conducted during the fiscal quarter ended August 31, 2010

One issue in both of the comments in the Letter is the request to expand on the work conducted during the fiscal quarter ended August 31, 2010. As disclosed in the F-1, there are two projects on which the Company conducted exploration efforts during the fiscal quarter ended August 31, 2010. As disclosed in the F-1, the Company does not consider its Piedra Parada, Lagunas Jilgueros, La Laguna, Laguna Escondida, Salar Ignorado and Salar de Wheelwrighton properties to be material and did not conduct any work on those properties during the fiscal quarter ended August 31, 2010. During the fiscal quarter ended August 31, 2010, the Company conducted work on its Laguna Verde and Laguna Brava properties. Although you have requested additional disclosure regarding the Company’s activities, we believe that the F-1 contains such disclosure in other sections, as set out below.

Laguna Verde

On page 20 of the F-1 under the heading “Work Completed at Laguna Verde”, the Company disclosed that the sampling program was initiated in April of 2010. The Company continued to coordinate the results of the sampling program until the filing of its technical report on June 14, 2010, as disclosed on page 21. Between April, 2010 and June 14, 2010, the Company was working on coordinating the sampling at the Laguna Verde property and related issues with the filing of the technical report. To address your comment and to better allow the reader to understand that the Company’s management fees for that quarter also related to the filing of the technical report, we have included a reference to the appropriate section on page 36 under the heading “Summary of Quarterly Results”. We have also clarified that the Company’s management focused on the raising of funds after the filing of the technical report. Please see the attached blackline showing our proposed changes to page 36.

The Company has outlined its exploration plans for the Laguna Verde property on page 22 of the F-1 under the heading “Exploration Status, Costs and Budget” and on page 23 of the F-1 under the heading “Economic and Market Factors”.

Laguna Brava

On page 26 of the F-1 under the heading “Work Completed at Laguna Brava”, the Company disclosed that the sampling program was initiated in April of 2010. The Company continued to coordinate the results of the sampling program until the filing of its technical report on June 14, 2010, as disclosed on page 27. To address your comment and to better allow the reader to understand that the Company’s management fees for that quarter also related to the filing of the technical report, we have included a reference to the appropriate section on page 36 under the heading “Summary of Quarterly Results”. We have also clarified that the Company’s management focused on the raising of funds after the filing of the technical report. Please see the attached blackline showing our proposed changes to page 36.

As disclosed on page 23 of the F-1 under the heading “Location and Access” and on page 27 of the F-1 under the heading “Sample Preparation, Analyses and Security”, the Company does not consider this property to be material and has no plans for future exploration.

Explanation of Statement

In the second comment, you have requested that the Company explain “what is meant by [our] statement that the expenses were used to support the development of [our] mineral properties”. We believe that this sentence is explained by the next sentence which states the following:

Part of our management fees were used to pay for the coordination of sampling in Chile, …

The Company proposed to add the words “For example,” at the start of the sentence to clarify that this sentence is used to explain what the Company means when it states that part of its overhead expenses are used to support the development of its mineral properties.

Proposed Disclosure

After consideration of your comments, please find our proposed disclosure amending page 36 as discussed in this letter. We believe the additional cross referencing will aid in directing a reader to the more detailed disclose with respect to the Company’s activities during the fiscal quarter ended August 31, 2010.

Prospectus

If our proposed disclosure is acceptable, we respectively request that the SEC allow us to make these proposed changes in the prospectus rather than filing another amendment. These changes relate to cross referencing of existing information already contained in the F-1. We have not added any new information. Further, the Company must file its interim financial statements on SEDAR on or prior to January 31, 2011 and would have to update the financial statements in the F-1 if the F-1 has not gone effective by that time, which would result in further delay and expenses. Considering the circumstances, we respectively request that the SEC allow us to go effective immediately and incorporate these minor changes without filing a amendment.

The Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please do not hesitate to contact our legal counsel: Clark Wilson LLP, Attn: Cam McTavish, at (604) 891-7731.

Yours truly,

PAN AMERICAN LITHIUM CORP.

/s/ Frank Garcia
Frank Garcia
Chief Financial Officer